3451 Lindell Road, Suite D
Las Vegas, NV  89103

April 18, 2011

United States Securities and Exchange Commission
Washington, DC  20549

Re:           Patriot Gold Corporation
Form 10-K for Fiscal Year Ended May 31, 2010
Filed August 30, 2010
File No. 000-32919

Dear Mr. Horowitz

The Company acknowledges receipt of your comments dated April 07, 2011.  We will respond to your requests on or before April 28, 2011.

Yours truly,

/s/ Robert Coale
Robert Coale
President